UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ANGIOTECH PHARMACEUTICALS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
034918102

(CUSIP Number)
February 3, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46614H301	Page	2	of	8

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only). 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,160,559

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,160,559

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,160,559

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	46614H301	Page	3	of	8

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc. I.R.S. Identification Nos. of above persons (entities only). 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,160,559

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,160,559

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,160,559

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	46614H301	Page	4	of	8

1	NAMES OF REPORTING PERSONS James D. Dondero I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,160,559

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,160,559

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,160,559

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1(a) Name of Issuer:
     Angiotech Pharmaceuticals, Inc. (the “ Issuer ”).
Item 1(b) Address of Issuers Principal Executive Offices:
     1618 Station Street
     Vancouver, British Columbia
     V6A 1B6
Item2(a)Name of Persons Filing:
     This statement is filed by and on behalf of: (i) Highland Capital Management, L.P. (“ Highland Capital ”); (ii) Strand Advisors, Inc. (“ Strand ”); and (iii) James D. Dondero (“ Dondero ”).
     Highland Capital principally serves as an investment adviser and/or manager to other persons; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of other persons. Strand serves as the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Dondero is the President and a director of Strand; Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.
     Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Item 2(b) Address of Principal Business Office or, if non Residence:
     The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
Item 2(c) Citizenship:
     See Item 4 of each cover page for the respective reporting persons.
Item 2(d) Title of Class of Securities:
     Common Stock (the “ Common Stock ”).
Item 2(e) CUSIP Number:
     034918102
Item 3 Status of Persons Filing.
     Not applicable.
Item 4 Ownership.
(a)	Amount Beneficially Owned:

See Item 9 of each cover page for the respective reporting persons.

(b)	Percent of Class:

See Item 11 of each cover page for the respective reporting persons.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page for the respective reporting persons.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page for the respective reporting persons.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page for the respective reporting persons.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page for the respective reporting persons.
Item 5 Ownership of 5% or Less of a Class.
     As of the date of filing hereof the Reporting Persons ceased to be a Beneficial Owners of more than 5% of the Issuers Equity.
Item 6 Ownership of More than 5% on Behalf of Another Person.
     Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8 Identification and Classification of Members of the Group.
     Not applicable.
Item 9 Notice of Dissolution of Group.
     Not applicable.
Item 10 Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero
/s/ James D. Dondero
James D. Dondero